Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.
Web Cast
Aired 18.12.2006
Stavanger/Oslo
Lars Sørensen: Ladies and gentlemen welcome to this joint Norsk Hydro — Statoil telephone conference concerning today’s announcement of a merger between Statoil and Hydro’s oil and gas activities. My name is Lars Sørensen and I’m the head of Statoil’s Investor Relations. This morning the press release, stock market announcement and presentation material were published both through the Oslo Stock Exchange and on our web sites Statoil.com and Hydro.com. The presentation used in today’s telephone conference can be downloaded from here or watched via web cast from both Statoil.com and Hydro.com. I would like to divert your attention to the first page and if I could get the first page please of the presentation set where we have a disclaimer, concerning the forward-looking statements and non US GAAP measures used in the presentation. We have until 4.30pm CET to complete this session. And with me here in Stavanger, I have President and CEO of Norsk Hydro, Mr. Eivind Reiten, the President and CEO of Statoil, Mr. Helge Lund, and Statoil’s Executive Vice President and CFO, Mr. Eldar Saetre. In Oslo, we are joined on the phone by Norsk Hydro’s Chief Financial Officer, Mr. John Ove Ottestad. And with these words of introduction I would like to pass the microphone to Eivind Reiten please Eivind.
Eivind Reiten: Thank you and I will just give a few introductory comments. First of all to say that from my perspective I am extremely pleased to be able to present this transaction today. Basically, now forming a giant Norwegian oil and gas company with all the strengths that we will revert to. But a few words on the first slide on the transaction, the structure and the governance related to it. It is a merger of equals and the exchange rate that we have agreed on is based on relative contribution which has resulted in that the Hydro shareholder will hold 32.7% and Statoil the remaining 67.3% of the equity in the new company, or the combined company, and for your information the government stake in the combined company will be 62.5% and the government will maintain its shareholding of 43.8% in Hydro. When it comes corporate governance and what we have agreed, we have agreed on a process of preparing the election of the new Board. Basically what is agreed in addition is that I will take the position as Chairman. That will be proposed later on, of course, calling for the necessary governing bodies to elect and that Helge Lund will be proposed as the Chief Executive Officer. And we have also agreed that the new company in order to set the stage for something new, something that is different from Hydro, different from Statoil but that takes of the best of both that the new company will also have a new name.
We are on the next slide, just making the very important point that this is a leading international company which will come forward when you take a closer look at the size and the capabilities of this company. It will be by far the world’s largest offshore operator with a very strong portfolio. It will be by combining the capabilities of Hydro and Statoil will become a first-class technology and project executing company. And it will, with no doubt, be a major but also a reliable supplier of gas into Europe. Hydro will continue after the de-merger of the oil and gas assets, Hydro will continue as Hydro and then basically as an aluminium company being the third largest integrated aluminium company globally. It will... if we skip the next page we just take a look at the global leading aluminium companies. It will be the third largest listed company in the world. We have nearly completed the restructuring of Hydro Aluminium, basic part of that and we are going to as you have seen from our first three quarters we are going to deliver strong results in 2006 and we think with the project we have at hand now we are well positioned for long term growth.
And the power position, the Hydro power position in particular, that we have in Norway will stay with Hydro not be part of the new oil company but will be part of Hydro as an aluminium company and therefore secure long term power coverage and our strong aluminium position. And with the strong financial position that Hydro has today it is also clear that Hydro going forward following the de-merger of the oil and gas will still have a very strong financial position.
I think that concludes my very very short introduction and I am pleased to leave the floor to Helge Lund the coming CEO of the new company. Helge.
Helge Lund: Thank you Eivind. I am pleased also to announce that we have been able now to put together the two companies, they will be during the next year to create the world’s largest offshore operator. I believe it will be a step change both in terms of production and resource base. And the expected combined production in 2007 will be around 1.9 million barrels per day, and according to SEC terms we will have in the area of 6.3 billion barrels or the equivalent in proven reserves. The company will have roughly 31.000 employees and we will have operations in 40 countries. I think this is a merger driven very much by growth and growth initiatives. We will have a stronger portfolio both in Norway and internationally and both companies have the last few years increased their exploration activities significantly and we will move into the next year with a very very exciting and strong exploration program.

I think one of the key profiles of the new company will be not only the technology profile and the strong quite particularly on subsea technology that the two companies have together in addition to excellent project execution skills. In the gas area we will further improve our position not only in piped gas but also now gradually into LNG as well as the potential for moving the technology, the GTL technology, also moving forward. Heavily, and heavily emphasis on upstream, but also with a strong value chain including the refineries we have in the new company.
I think also we will have a better basis for continued build up of our scales and capabilities in the area capture, carbon capture and sequestration we believe will be more important as we move forward.
If you turn to page 15. We believe the combined entity will bring the Norwegian continental shelf (NCS) into a new level. There are more mature fields on the NCS and I think the combined company will be able to attack the challenges at the NCS in an even better way than the two companies have been able to do alone. Both through technologies for improving oil and gas recovery as well as being a more efficient operator and using the scale advantages in the logistics and operations. And finally we have pursued opportunities, both of the companies on the Artic area the last few years. And there can be no doubt that this company is a clear Artic leader moving forward.
Looking at page 16 will give an idea of the global profile of the company. I believe that we will have in addition to the NCS position, key strength in North Africa, Nigeria, Libya and also Egypt. West Africa, particularly Angola, and also we will have a very exciting combined portfolio in Gulf of Mexico including producing assets, projects under development, discoveries as well as a huge licence portfolio. In addition to that I believe our position in Brazil, particularly in exploration but also in development, is a strong hold for this particular company.
Looking at page 20, it is predominantly a merger driven by growth and growth opportunities. We believe the scale and technology build up will increase our competitive position in the hunt for new resources and opportunities. And we believe that we will have better operational and financial flexibility, and be able to take more growth initiatives, respond to the long-term growth challenge of the industry.
I will then leave the word again to Eivind to talk very briefly about integration process and perhaps a few of the key numbers.
Eivind Reiten: Well, I think I will just say very very few words about that, I think it goes forward from the slide that we are now in the process of planning an integration and the integration team leader will be Hilde Merete Aasheim who is presently heading the Human Resource in Hydro. And as Helge said it is a sort of merger where equal opportunities, finding the best person for the job is going to guide the work that we are about to start on. And we are stating some key principles for that process, and I am sure we will both continue with the good traditions both Statoil and Hydro has when it comes to dealing with those sorts of integration timely and in a manner that also takes well and good care of our people.

I have just, and when it comes to the final or one of the, the page on transaction structure. Hydro’s shareholders 32.7 as I said, 67.3 to Statoil’s shareholders and which as a result means the Hydro shareholders receive shares in the ratio of .8622 per Hydro share. When we have a look on the ratio here it has been based on the net interest bearing debt. By the end of the year in Statoil of 14.3 billion Norwegian Kroner and a debt free Hydro oil and gas activity. And we are also as part of fixing the exchange ratio between the two companies. We have also decided what the amount of dividend that will be proposed by each of the boards; 5 Kroner per share in Hydro, 9 Kroner and 12 Øre per share in Statoil and you see the resulting numbers in billion Norwegian Kroner.
And in order to consummate the deal and stick to what we now have agreed, further share buybacks will not be done until the closing of this deal. What will happen now is that we will start the process of preparing what is needed to get the shareholders approval and regulatory approvals, particularly the last one, the approval from the merger taskforce in Brussels. We expect that shareholder approvals will take place during second quarter of 2007, and we expect that we will have the necessary regulatory approval in time for closing this deal in third quarter 2007.